PROSPECTUS SUPPLEMENT NO. 11 (to Prospectus dated January 29, 2016)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-209009

MRI Interventions, Inc.

733,916 Shares of Common Stock

This prospectus supplement relates to the prospectus dated January 29, 2016, as supplemented by prospectus supplement no. 1 dated March 22, 2016, prospectus supplement no. 2 dated March 25, 2016, prospectus supplement no. 3 dated April 4, 2016, prospectus supplement no. 4 dated April 25, 2016, prospectus supplement no. 5 dated May 6, 2016, prospectus supplement no. 6 dated June 6, 2016, prospectus supplement no. 7 dated June 9, 2016, prospectus supplement no. 8 dated July 1, 2016, prospectus supplement no. 9 dated July 26, 2016 and prospectus supplement no. 10 dated August 15, 2016, which permits the resale of up to 407,731 outstanding shares of our common stock, and 326,185 shares of our common stock issuable upon the exercise of outstanding warrants, by the selling securityholders identified in the prospectus, as amended and supplemented from time to time. The number of shares set forth above reflects the 1-for-40 reverse stock split effectuated by us on July 26, 2016. We will pay the expenses of registering the shares, but we are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive the exercise price of the warrants, if and when the warrants are exercised for cash by the securityholders.

This prospectus supplement is being filed to update, amend and supplement the information previously included in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2016 (the “8-K”). Accordingly, we have attached the 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Our common stock is traded in the over-the-counter market and is quoted on the OTCQB Marketplace and the OTC Bulletin Board under the symbol MRIC. On August 30, 2016, the last reported sale price of our common stock was $6.10 per share.

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements.  Investing in our common stock involves risk. See “Risk Factors” beginning on page 6 of the prospectus, as amended and supplemented by the “Risk Factors” beginning on page 21 of our Annual Report on Form 10-K for the year ended December 31, 2015, which is included in prospectus supplement no. 2, to read about factors you should consider before buying shares of our common stock.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 31, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report August 31, 2016

(Date of earliest event reported)

MRI INTERVENTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-54575	58-2394628
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation or organization)	Number)	Identification No.)

5 Musick

Irvine, CA 92618

(Address of principal executive offices, zip code)

(949) 900-6833

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.          Entry into a Material Definitive Agreement.

On August 31, 2016, MRI Interventions, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (collectively, the “Investors”) for the private placement of 851,000 units (the “Units”) at a purchase price of $5.00 per unit (the “Financing Transaction”), with each unit consisting of: (i) one share of the Company’s common stock; and (ii) a warrant to purchase 0.90 shares of the Company’s common stock (each, a “Warrant” and collectively, the “Warrants”). The sale of securities under the Purchase Agreement is subject to certain customary closing conditions, and the Company anticipates that the sales under the Purchase Agreement will close on or before September 6, 2016.

At the closing under the Purchase Agreement, the Company will sell an aggregate of 851,000 Units, for aggregate gross proceeds of approximately $4.25 million. Brookline Group, LLC is the lead placement agent for the Financing Transaction. Brookline Group, LLC and any additional broker-dealer it engaged as a sub-placement agent are collectively referred to as the “Placement Agents.” For services rendered, the Placement Agents will earn both cash commissions and warrants to purchase shares of the Company’s common stock (“Placement Agent Warrants”) upon the closing under the Purchase Agreement. The Company may enter into one or more additional securities purchase agreements and hold one or more additional closings for the sale of Units in the Financing Transaction.

In connection with the closing under the Purchase Agreement, the Company will enter into a Registration Rights Agreements with each of the Investors (the “Registration Rights Agreement”), pursuant to which the Company will agree to file a registration statement with the Securities and Exchange Commission (“SEC”) covering the resale of the shares of common stock issued to the Investors under the Purchase Agreement, as well as the shares of common stock that are issuable upon exercise of the Warrants and the Placement Agent Warrants.

The following is a brief summary of the Purchase Agreement, the Registration Rights Agreement and the Warrants, which are qualified in their entirety by reference to the full text of such documents.

Purchase Agreement

The Purchase Agreement contains representations and warranties by the Company and the Investors and covenants of the Company and the Investors (including indemnification from the Company in the event of breaches of its representations and warranties), which the Company believes are customary for transactions of this type.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Company is required to prepare and file a registration statement (the “Registration Statement”) with the SEC under the Securities Act of 1933, as amended, covering the resale of the shares of common stock to be issued to the Investors under the Purchase Agreement, as well as the shares of common stock underlying the Warrants and the Placement Agent Warrants. The Company will be required to file such Registration Statement within 30 calendar days following the closing date of the Financing Transaction (the “Filing Deadline”). The Company will be required to use its best efforts to have the Registration Statement declared effective as soon as practicable. Pursuant to the Registration Rights Agreement, if: (i) the Registration Statement is not filed with the SEC on or prior to the Filing Deadline; (ii) the Registration Statement is not declared effective by the SEC on or prior to the 75th day after the closing under the Purchase Agreement (or the 120th day after the closing under the Purchase Agreement if the SEC determines to review the Registration Statement); or (iii) the Company fails to continuously maintain the effectiveness of the Registration Statement (with certain permitted exceptions), the Company will incur certain liquidated damages to the Investors. The Registration Rights Agreement also contains mutual indemnifications by the Company and each Investor, which the Company believes are customary for transactions of this type.

Warrants

The Warrants will be exercisable, in full or in part, at any time prior to the fifth anniversary of their issuance, at an exercise price of $5.50 per share. The Warrants will provide for certain adjustments that may be made to the exercise price and the number of shares issuable upon exercise due to future corporate events. In the case of certain fundamental transactions affecting the Company, the holders of Warrants, upon exercise of such warrants after such fundamental transaction, will have the right to receive, in lieu of shares of the Company’s common stock, the same amount and kind of securities, cash or property that such holder would have been entitled to receive upon the occurrence of the fundamental transaction, had the Warrants been exercised immediately prior to such fundamental transaction. The Warrants contain a “cashless exercise” feature that allows the holders to exercise the warrants without a cash payment to the Company upon the terms set forth in the Warrants.

The Placement Agent Warrants will have the same terms and conditions as the Warrants.

The foregoing description of the terms and conditions of the Purchase Agreement, the Registration Rights Agreement and the Warrants is only a summary and is qualified in its entirety by the full text of the Purchase Agreement, the Registration Rights Agreement and the Warrants, forms of which are filed as Exhibits 10.1, 10.2 and 4.1, respectively, to this Current Report on Form 8-K and are incorporated by reference herein.

Item 3.02.          Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 above is incorporated herein by reference.

In the Financing Transaction, the Company offered and will sell its securities to “accredited investors” (as defined by Rule 501 under the Securities Act) in reliance upon exemptions from registration under the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506 thereunder and corresponding provisions of state securities laws as well as Regulation S of the Securities Act. The Purchase Agreement contains representations to support the Company’s reasonable belief that the Investors had access to information concerning the Company’s operations and financial condition, the Investors did not acquire the securities with a view to the distribution thereof in the absence of an effective registration statement or an applicable exemption from registration, and that the Investors are accredited investors. The Company relied upon the representations made by the Investors pursuant to the Purchase Agreement in determining that such exemptions were available.

Pursuant to the Second Omnibus Amendments (as defined below) and automatic conversion of the Company’s debt provided for therein, the Company will sell its securities to two holders of the 2019 Notes (as defined below) in reliance upon exemption from registration under Section 3(a)(9) of the Securities Act.

Item 3.03. Material Modification to Rights of Security Holders.

On August 31, 2016, immediately prior to the execution of the Purchase Agreement, the Company entered into second amendments (each a “Second Omnibus Amendment”) with respect to (i) two of the Company’s 12% Second-Priority Secured Non-Convertible Promissory Notes Due 2019 (“2019 Notes”) having an aggregate principal balance of $3 million, and (ii) two common stock warrants issued by the Company in connection with the 2019 Notes (“2019 Warrants”) entitling the holders to purchase up to an aggregate of 22,500 shares of the Company’s common stock.

Pursuant to the Second Omnibus Amendments, the Company and the two holders of the affected 2019 Notes and 2019 Warrants agreed that, in the event the Company closes a PIPE Transaction (as that term is defined in the Omnibus Amendments): (i) $1.75 million of the aggregate principal balance of the affected 2019 Notes will automatically convert into the security offered by the Company in the PIPE Transaction, based on the offering price of that security in the PIPE Transaction; and (ii) the exercise price for 13,125 shares of common stock that may be purchased upon exercise of the affected 2019 Warrants will be reduced to $5.50, which is equal to the exercise price of the Warrant.

The foregoing descriptions of the Second Omnibus Amendments are only summaries and are qualified in their entirety by the full text of the Second Omnibus Amendments, the form of which is filed as Exhibit 10.3 hereto and are incorporated herein by reference.

Item 7.01.         Regulation FD Disclosure.

On August 31, 2016, the Company issued a press release announcing the execution of the Purchase Agreement and the Second Omnibus Amendments. A copy of the press release is furnished herewith as Exhibit 99.1.

Item 9.01.         Financial Statements and Exhibits.

(d)          Exhibits.

See Exhibit Index immediately following signature page.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based upon the Company’s current expectations. Forward-looking statements are subject to risks and uncertainties, and the Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of such risks and uncertainties, which include, without limitation, risks and uncertainties associated with market conditions and the satisfaction of closing conditions related to the Unit Transaction. There can be no assurance that the Company will be able to complete the Financing Transaction on the terms described herein or in a timely manner, if at all. You should not place undue reliance on forward-looking statements, which apply only as of the date of this Current Report on Form 8-K. The Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 25, 2016 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the SEC on August 15, 2016 contain, under the heading “Risk Factors,” a comprehensive description of risks to which the Company is subject. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MRI INTERVENTIONS, INC.

	By:	/s/ Harold A. Hurwitz
Harold A. Hurwitz
Chief Financial Officer

Date: August 31, 2016

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Warrant

10.1	Form of Securities Purchase Agreement by and between the Company and the Investors

10.2	Form of Registration Rights Agreement by and between the Company and the Investors

10.3	Form of Second Omnibus Amendment dated August 31, 2016 by and among MRI Interventions, Inc., and certain holders of the Company’s 12% Second-Priority Secured Non-Convertible Promissory Notes Due 2019

99.1	Press Release dated August 31, 2016